# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aptevo Therapeutics Inc., CIK 0001671584
CUSIP: 03835L306
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 2401 4TH AVE., SUITE 1050, SEATTLE, Washington (WA), 98121
Date of event which requires filing of this statement: 06/18/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001288478

## Reporting persons
- BIGGER CAPITAL FUND L P: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 285,000; sole dispositive power 0; shared dispositive power 285,000; aggregate amount beneficially owned 285,000 (9.95% of the class)
- Bigger Capital Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 285,000; sole dispositive power 0; shared dispositive power 285,000; aggregate amount beneficially owned 285,000 (9.95% of the class)
- Bigger Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 285,000; sole dispositive power 0; shared dispositive power 285,000; aggregate amount beneficially owned 285,000 (9.95% of the class)

## Item 1. Issuer
Name of issuer: Aptevo Therapeutics Inc.
Address of issuer's principal executive offices: 2401 4th Avenue, Suite 1050, Seattle, WA 98121

## Item 2. Person Filing
Name of person filing:
Bigger Capital Fund, LP ("Bigger Capital")

Bigger Capital Fund GP, LLC ("Bigger GP")

Michael Bigger

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence:
Bigger Capital Fund, LP
11700 W Charleston Blvd. 170-659
Las Vegas, NV 89135

Bigger Capital Fund GP, LLC
11700 W Charleston Blvd. 170-659
Las Vegas, NV 89135

Michael Bigger
11700 W Charleston Blvd. 170-659
Las Vegas, NV 89135
Citizenship:
Bigger Capital Fund, LP
Delaware

Bigger Capital Fund GP, LLC
Delaware

Michael Bigger
USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of June 18, 2025, Bigger Capital beneficially owned 285,000 shares of Common Stock.

The amount does not include: (i) 12,875 shares of Common Stock issuable upon exercise of Pre-Funded Warrants, which were subject to a 9.99% beneficial ownership limitation, and (ii) 1,532,364 shares of Common Stock issuable upon exercise of Common Warrants, the exercise of which are subject to a 4.99% beneficial ownership limitation (1,489,375 shares of which are subject to shareholder approval).

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the Issuer's securities described herein.

Mr. Bigger, as the managing member of Bigger GP, the general partner of Bigger Capital, may be deemed to beneficially own the 285,000 shares of Common Stock beneficially owned by Bigger Capital. Does not include: (i) 12,875 shares of Common Stock issuable upon exercise of Pre-Funded Warrants, which were subject to a 9.99% beneficial ownership limitation, and (ii) 1,532,364 shares of Common Stock issuable upon exercise of Common Warrants, the exercise of which are subject to a 4.99% beneficial ownership limitation (1,489,375 shares of which are subject to shareholder approval).

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person or any other person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital. The filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.
Percent of class:
The following percentages are based on 2,864,156 shares of Common Stock outstanding immediately after the offering (assuming no exercise of the Pre-Funded Warrants nor exercise of the Common Warrants), based upon the Issuer's Prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on June 20, 2025.

As of June 18, 2025, (i) each of Bigger Capital and Bigger GP may be deemed to beneficially own 9.95% of the outstanding shares of Common Stock, and (ii) Mr. Bigger may be deemed to beneficially own approximately 9.95% of the outstanding shares of Common Stock. Does not include: (i) 12,875 shares of Common Stock issuable upon exercise of Pre-Funded Warrants, which were subject to a 9.99% beneficial ownership limitation, and (ii) 1,532,364 shares of Common Stock issuable upon exercise of Common Warrants, the exercise of which are subject to a 4.99% beneficial ownership limitation (1,489,375 shares of which are subject to shareholder approval).

As of the close of business on June 20, 2025, the Reporting Persons sold the Common Stock, including the shares of Common Stock issuable upon exercise of Pre-Funded Warrants, and accordingly, the Reporting Persons as of June 20, 2025, are not the beneficial owners of at least 5.00% of theIssuer's Common Stock. 1,489,375 shares of Common Stock issuable upon exercise of Common Warrants are not exercisable as of the date hereof and are subject to shareholder approval and a 4.99% beneficial ownership limitation.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- BIGGER CAPITAL FUND L P: /s/ Michael Bigger, Michael Bigger, Managing Member of Bigger Capital Fund GP, LLC, its general partner (06/25/2025)
- Bigger Capital Fund GP, LLC: /s/ Michael Bigger, Michael Bigger, Managing Member (06/25/2025)
- Bigger Michael: /s/ Michael Bigger, Michael Bigger (06/25/2025)